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Summary
		Conference Call in Portuguese
		March 27, 2018
	Page	2:00 PM (GMT)
Introduction	03	1:00 PM (New York time)
I. Consolidated Income Analysis	06	5:00 PM (London time)
II. Parent Company Results Analysis	20	Phone: (11) 3137-8037
III. General information	25	Conference Call in English
IV. Attachment:		March 27, 2018
I. Financial Information from Subsidiaries		2:00 PM (GMT)
II. Financial Analyses from Subsidiaries Companies		1:00 PM (New York time)
III. Operating Infomation from Subsidiaries		5:00 PM (London time)
		Phone: (11) 3137-8037
		Contact RI:
		Ombud sman-ri@eletrobras.com
		www.e letrobras.com.br/ri
		Tel: (5 5) (21) 2514-6333
		Preparation of the Report to
		Investors:
		Superintendent of Investor
		Relations
		Paula P rado Rodrigues Couto
		Capital Markets Department
		Bruna Reis Arantes
		Fernan do D'Angelo Machado
The Marketletter – Annex I, II and III can be found		Luiz Gu stavo Braga Parente
in .xls extension at our website:
www.eletrobras.com.br/ri		Mariana Lera de A. Cardoso

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website

Rio de Janeiro, March 26, 2017 - Eletrobras (Centrais Elétricas Brasileiras SA) [B3- Brasil, Bolsa, Balcão: ELET3 and ELET6 - NYSE: EBR and EBR-B - Latibex: XELTO and XELTB] the largest company in the electricity sector in Latin America, operating in generation, transmission, distribution and comercialization, the Parent Company company of 14 subsidiaries, a holding company - Eletropar - a research center - Cepel and accounting for 50% of the capital Itaipu Binacional, announces its results for the period.

In 2017, Eletrobras presented a net loss of R$ 1,726 million, lower than the R$ 3,513 million Profit obtained in 2016.

The Result for 2017 was mainly influenced mainly by operating provisions in the amount of R$ 4.646 million (excluding distribution segment provisions) and the loss of the distribution segment in the amount of  R$ 4,179 million. The result of 2016 was mainly influenced by the Accounting of Remuneration related to the credits of the Basic Network of the Existing System (RBSE).

Managerial net income recorded in 2017 was R$ 178 million, 22% lower than the managerial net income of R$ 229 million in 2016. The managerial Net Operating Revenue increased 21%, from R$ 25,549 million in 2016 to R$ 30,887 million in 2017. The EBITDA increased by 44%, from R$ 3,845 million in 2016 to R$ 5,554 million in 2017. The highlights of 2017 are presented below:

2017 HIGHLIGHTS

»     Net Operating Revenue of R$ 37,876 million;

»     Accounting for the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed in accordance with Law 12,783 / 2013, as per Ministerial Order No. 120, dated April 20, 2016, of the Ministry of Mines and Energy, which established the payment conditions, with effect of R$ 4,923 million in 2017.

»     Itaipu transfer in the amount of R$ 626 million;

»     Positive CVA in the amount of R$ 1,441 million;

»     Impact on the result of R$ 853 million related to the provision for the Extraordinary Retirement Plan (PAE);

»     Provisions for Contingencies in the amount of R$ 4,398 million, with emphasis on the provision related to the compulsory loan of R$ 2,337 million;

»     Provisions Aneel - CCC in the amount of R$ 986 million to finance resources reviewed by Aneel in the scope of the inspection of the Sectoral Fund CCC due to the distributors, in accordance with Law 12,111 / 2009;

»     Reversal of provisions for onerous contracts of R$ 1,493 million, mainly as a result of the reduction of personnel expenses observed with the realization of the extraordinary retirement plan - PAE;

»     Provisions for impairment of R$ 641 million;

»     Net Financial Result of R$ 5,194 million;

»     Result of the negative distribution segment in the net amount of R$ 4,179 million, especially the loss of R$ 2,313 million of Amazonas Distribution;

»     EBITDA in the amount of R$ 6,744 million and Managerial EBITDA in the amount of R$ 5,554 million in 2017;

In the fourth quarter of 2017 (4Q17), Eletrobras reported a net loss of R$ 3,998 million. In 4Q16 the net loss was 6,258 million. Managerial net loss for the quarter was R$ 491 million, 155% lower than in 4Q16.

4Q17 HIGHLIGHTS

»     Net Operating Revenue of R$ 11,029 million;

»     Positive CVA in the amount of R$ 966 million;

»     Sale of CPFL shares by subsidiary Eletropar in the amount of R$ 49.9 million;

»     Provisions for Contingencies in the amount of R$ 3,621 million;

»     Reversal of provisions for onerous contracts of R$ 477 million;

»     Provision for impairment of R$ 1,201 million;

»     Negative Net Financial Result of R$ 296 million;

»     Negative Distribution segment result in the net amount of 1,630 million, with a highlight to the loss of the subsidiary Amazonas distribution in the amount of R$ 676 million;

»     EBITDA negative in the amount of R$ 3,540 million and positive Managerial EBITDA in the amount of R$ 568 million in 4Q17;

R$ Million

2017	2016	%		4Q17	4Q16%
155,5	162,4	-4%	Energy Sold - Generation GWh (1)	40,8	41,5	-2%
16,1	17,3	-7%	Energy Sold - Distribution GWh	4,1	4,3	-5%
45,990	70,988	-35%	Gross Revenue	13,342	17,537	-24%
38,746	32,514	19%	Gross Revenue from Management (2)	11,541	8,005	44%
37,876	60,316	-37%	Net operating revenue	11,029	12,181	-9%
30,887	25,549	21%	Net Operating Revenue Management (2)	9,229	6,355	45%
6,744	19,797	-66%	EBITDA	-3,540	-4,783	-26%
5,554	3,845	44%	Management EBITDA (3)	568	983	-42%
-1,726	3,513	-149%	Net profit	-3,998	-6,258	-36%
178	229	-22%	Management Net Income (4)	-491	892	-155%
5,214	8,711	-40%	Investments	1,449	1,943	-25%

(1) Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013

(2) Excludes CELG D and Construction Revenue and Transmission Revenue with RBSE, referring to Transmission Lines renewed by Law 12.783 / 2013;

(3) Excludes item (2) and Extraordinary Retirement Plan (PAE), expenses with independent research, research findings, contingency provisions, onerous contracts, Impairment, Provision for losses on investments, Provisions for adjustment to market value, (TFRH), Provision ANEEL CCC, Equity interests (RBSE CTEEP);

(4) Excludes item (3) and monetary restatement for compulsory and IRPF provision for RBSE.

ANALYSIS OF CONSOLIDATED RESULTS (R$ million)

Consolidado IFRS
2017	2016	Statement of Income	4Q17	4Q16
21,136	18,632	Generation Revenue	5,762	4,409
10,378	33,557	Transmission Revenue	2,570	2,502
12,416	16,349	Distribution Revenue	4,254	9,085
2,060	2,450	Other Revenues	756	1,541
45,990	70,988	Gross Revenue	13,342	17,537
-8,114	-10,672	Deductions from Revenue	-2,313	-5,357
37,876	60,316	Net Operating Revenue	11,029	12,181
-15,374	-16,211	Operational Costs	-4,784	-5,591
-12,703	-12,698	Personnel, Material, Services and Others	-3,696	-4,410
-1,751	-1,844	Depreciation and Amortization	-367	-516
-5,747	-14,724	Operational Provisions	-6,238	-7,587
2,301	14,839		-4,056	-5,924
2,692	3,114	Shareholdings	150	625
4,993	17,953	Income before Financial Income	-3,907	-5,299
-5,193	-5,929	Financial Result	-296	-1,863
-200	12,024	Income before Tax	-4,203	-7,162
-1,525	-8,511	Income tax and social contribution	205	904
-1,726	3,513	Net Profit	-3,998	-6,258

Consolidated Management*
2017	2016	Statement of Income	4Q17	4Q16
21,083	18,590	Generation Revenue Management	5,738	4,470
4,538	3,781	Transmission Revenue Management	1,055	972
11,106	8,128	Distribution Revenue Management	3,994	1,459
2,019	2,014	Other Recipes Management	756	1,105
38,746	32,514	Gross Revenue Management	11,541	8,005
-7,859	-6,965	Deductions from Revenue Management	-2,313	-1,650
30,887	25,549	Net Operating Revenue Management	9,229	6,355
-13,432	-11,238	Operational Costs Management	-4,176	-2,250
-11,684	-11,207	Personal, Material, Services and Others Management	-3,612	-3,341
-1,751	-1,844	Depreciation and Amortization Management	-367	-516
-1,034	-864	Operational Provisions Management	-816	-408
2,986	397		259	-160
818	1,602	Shareholdings Management	-57	625
3,804	1,999	Income before Financial Income Management	201	465
-4,213	-2,983	Financial Result Management	-1,303	-915
-409	-984	Income before Tax Management	-1,101	-450
586	1,213	Income tax and social contribution Management	610	1.343
178	229	Net Profit Management	-491	892

* Excludes CELG D results, construction revenues and expenses, RBSE Transmission Revenue, RBSE Revenue referring to Transmission Lines renewed by Law 12.783 / 2013, expenses with independent research, Research findings, Impairment, onerous contracts, provisions for contingency, provision for losses on investments, provisions for adjustment to market value, provision for the Water Resources Inspection Fee (TFRH), ANEEL CCC Provision, result of CTEEP's equity investments impacted by RBSE, compulsory loans, Extraordinary Retirement Plan (PAE), Provision of Pará Rate relative to Eletronorte and provision for IRPJ / CSLL related to RBSE.

I.1 Main variations of the Statement of Income

Variations of Statement of Income (2017 x 2016)

The 2017 Result registered a 149% variation compared to 2016, with a net loss of R$ 1,726 million in 2017, compared to a net profit of R$ 3,513 million in 2016.

The Managerial Result for 2017 registered a 22% decrease regarding 2016, with a managerial net income of R$ 178 million in 2017 compared to a managerial net income of R$ 229 million in 2016, especially due to the factors remain prominent.

Operating Income

Generation Revenues	2017	2016	%	Variation
Supply of energy for distribution companies	14,698	12,886	14.1

The variation was mainly due to the variations in the following subsidiaries: (i) In the subsidiary Furnas, new Contracts in the Free Contracting Environment with variation in the average price due to the market conjunctures and IPCA price contracts of around 238.8 MW. (ii) In Eletrosul, adjustments were made to the IPCA contracts, price changes in the ACL - Free Contracting Environment, referring to the energy generated by PCHs - Small Hydropower Plants, by wind power and energy purchased through PPAs - Purchase and Sale Agreements which is resold in the ACL in short-term contracts; new contract, as of April 2017, signed with SPE Teles Pires; and from April / 17, the Hermenegildo I, II, III and Chuí IX SPEs discontinued the ACRs through the New Energy Leftovers and Deficits Compensation Mechanism, and the unrestrained energy acquired by Eletrosul and resold in the ACL - Environment of Free and / or liquidated contract to PLD; (iii) At Eletronuclear, updating the contracted revenue according to Aneel Homologatory Resolution 2,193 / 16, which established the fixed revenue for the year 2017.

Supply of energy for final consumers	2,554	2,946	-13.3	The variation was mainly due to: (i) in the subsidiary electrosul, price variation in long-term contracts; (ii) Migration of consumers Free to the ACL in the subsidiary Amazonas Energia.
CCEE (short term)	1,006	927	8.5

The variation is mainly due to the following factors: (i) LDP increase; (ii) In the subsidiary Amazonas Energia, due to the increase in the participation of SIN energy, with less energy remaining to be settled in the CCEE, (iii) the termination of the ACR contract by Eletronorte, and part of this energy was now traded in the short term.

Revenue from Operation and Maintenance Extended Power Plants Law 12.783 / 13	2,198	2,179	0.9

This change was mainly due to the updating of the renewed power plant contracts, partially offset by (ii) a change in the CFURH tariff in 2017, which comprises the revenue from quotas of the new plants, and (iii) the frustration of the forecast of the financial income occasioned by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	53	41	27.9	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II.3.a)	626	-347	-281

The variation was mainly due to the increase in the rate on which the monetary restatement is calculated based on the US Commercial Price and Industrial goods indexes, which offset the lower appreciation of the US dollar, and also due to the recognition of the interministerial ordinance which determines Itaipu revenues.

TOTAL GENERATION REVENUES	21,136	18,632	13.4	The variation was mainly due to the factors explained above.
(-) Construction	-53	-41	27.9
MANAGEMENT GENERATION REVENUES	21,083	18,590	13.4	The variation was mainly due to the factors explained above.

Transmission Revenues	2017	2016	%	Variation
Revenue from Operation and Maintenance (LT Renovated Law 12.783 / 2013)	3,132	2,736	14.5	The variation was mainly due to the RAP - Annual Revenue Allowance.
LT RAP Under Exploration regime	265	240	10.8	The variation was mainly due to (i) the RAP update, and (ii) the remuneration of investments related to the reinforcement of lines in the transmission system.
Construction Revenue	917	1,175	-21.9	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	6,063	29,406	-79.4

The variation was mainly due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed in accordance with Law 12,783 / 2013, following Administrative Rule no. 120, dated 04/20/2016, of the Ministry of Mines and Energy, which established the payment conditions, with effect of R$ 4,923 million in 2017 and R$ 28,601 million in 2016, since in 2017 the registration refers only to the remuneration of the financial asset and, in 2016, to the financial asset itself, as homologated by Aneel. In addition, as of August 2017, upon the beginning of the amortization of the asset, the calculation base for the incidence of the remuneration decreases monthly, according to payments.

TOTAL TRANSMISSION REVENUE	10,378	33,557	-69.1	The variation was mainly due to the factors explained above.
(-) Rate of Return related to RBSE Compensation	-4,923	-28,601	-82.8
(-) Construction	-917	-1,175	-21.9
RECEIVE MANAGEMENT TRANSMISSION	4,538	3,781	20.0	The variation was mainly due to the factors explained above.

Distribution Revenues	2017	2016	%	Variation
Supply	9,468	15,208	-37,7

The variation was mainly due to the accounting of CELG D in the result of 2016 and against the accounting in 2017 of the result of only 1 month of operation of the company. The supply revenue was also affected by the following factors: (i) in the subsidiary ED Piuaí, there was a reclassification of revenue from distribution to other revenues and revenue from excess demand and surplus of reactive items for special obligations in compliance with the Accounting Manual of the Electric Sector; (ii) positive tariff readjustment in CEAL, CEPISA and ELETROACRE.

Short Term Revenue	725	315	130,3	The variation was mainly due to the increase in LDP in 2017 and over-contracting in some Distributors (Amazonas, Cepisa and Ceron) and increase in PLD.
Construction Revenue	782	1,166	-32,9	No effect for the result, since it has expense in corresponding amount.
CVA and other Financial Components	1,441	-339	-524,7	Variation of CVA values with effects resulting from positive constitution and amortization in 2017 (active CVA), while in 2016 generated negative result (passive CVA) - see detail in the chart below.
TOTAL DISTRIBUTION REVENUE	12,416	16,349	-24,1	The variation was mainly due to the factors explained above.
(-) CELG D	-528	-7,055
(-) Construction	-782	-1,166	-32,9
MANAGEMENT DISTRIBUTIONREVENUE	11,106	8,128	36,6	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	2017	2016
ED Acre	-25	18
ED Alagoas	311	-153
Amazonas Energy Distribution S.A.	695	-129
ED Piauí	279	67
ED Rondônia	126	162
ED Roraima	67	-9
Celg-D	-11	-296
TOTAL CVA and Other Financial Components	1,441	(339)

Other Revenues	2017	2016	%	Variation
Other Recipes	2,060	2,450	-15.9	The variation was mainly due to the exclusion of CELG-D income from the deconsolidation carried out from February 2018.
CELG D	-42	-437	-90.4
Other Management Income	2,019	2,014	0.3

   Operating Costs and Expenses

OPERATING COSTS	2017	2016	%	Variation
Energy purchased for resale	-11,585	-11,264	2.8

The variation was mainly due to: (i) In Furnas, due to the variation of the energy purchase balances and the updating of the prices of existing contracts, as well as the agreement of new Energy Purchase Agreements. subsidiary Eletronorte, there was an increase in the average LDP in 2017 (reflecting, also, the costs of settlement of the Short Term in the operation of the Contract with Termonorte). (iii) change in the power generation contract for the isolated system.

Charges on the use of electricity	-1,611	-1,805	-10.7	There was no relevant variation.
Fuel for cars of electricity	-425	-760	-44.1

The variation is mainly explained by (i) the decrease of the average ACR in 2017, impacting on the recovery of CCC Expenses; (ii) a change in the power generation contract for the isolated system, as in 2016 the company purchased fuel to produce energy, and in 2017 this responsibility is from PIE - Indepedente de Energia. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Construction	-1,752	-2,382	-26.4	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATIONAL COSTS	-15,374	-16,211	-5.2	The variation was mainly due to the factors explained above.
(-) CELG D	190	2,592	-
(-) Construction	1,752	2,382	-26.4
OPERATING COSTS. MANAGERS	-13,432	-11,238	19.5	The variation was mainly due to the factors explained above.

OPERATING EXPENSES	2017	2016	%	Variation
Personel	-7,722	-6,549	17.9

The variation was mainly due to: (i) the impact of the launch and adherence to the Extraordinary Retirement Plan (PAE) in the amount of R$ 853 million; (ii) readjustment resulting from ACT 2016-2018, with effect of 9% per cent from 4Q16, referring to the period 2016-2017, due to collective bargaining, and a 4% increase for the period from 2017-2018 to from May 2017; and (iii) In the subsidiary Eletronorte, inclusion in the Company's payroll, as of September 2016, of effects made under an agreement to close two hazardous and uninterrupted processes.

Material	-324	-330	-1.7	Decrease, in 2017, the expenses with materials related to the operation and maintenance of the electric system, as a cost reduction measure foreseen in PDNG 2017-2021.
Services	-2,884	-3,485	-17.2

Reduction was due to the interruption of the consolidation of CELG D in February 2017 and the reduction of expenses with contracting for independent research, which went from R$ 291 million in 2016 to R$ 71 million in 2017.

Others	-1,773	-2,335	-24.1	Reduction was due to the interruption of the consolidation of CELG D in February 2017 and to the registration in 2016 of the research findings in the amount of R$ 211 million.
Depreciation and amortization	-1,751	-1,844	-5.0	Reduction is due to the interruption of the consolidation of CELG D in February 2017.
Operating Provisions / Reversals	-5,747	-16,723	-65.6

The variation is mainly explained by the reversal of onerous contracts in the amount of R$ 1,493 million, mainly due to the launch of the Extraordinary Retirement Plan (PAE) and the lower volume of impairments in 2017.

TOTAL OPERATING EXPENSES	-20,202	-31,264	-35.4	The variation was mainly due to the factors explained above.
CELG D	96	1,008	-90.4
PAE – Extraordinary Retirement Plan	853	0	-
Investigation Findings	0	211	-100.0
Independent Investigation Expenses	71	291	-75.8
Contingencies	4,398	5,993	-26,6
Onerous Contracts	-1,493	2,194	-168.1
Provision / (Reversal) for Losses on Investments	-336	1,479	-122.7
Impairment	641	5,537	-88.4
Aneel Provision - CCC	986	742	32.9
Adjustment to Market Value	-1	0	-1.444
Hydrological Risk	0	-451	-100.0
Water Resources Inspection Fee (TFRH) - Para Fee	518	346	49.5
Operating Expenses Managerial	-14,469	-13,914	4.0	The variation due to the factors explained above.

Shareholdings

Shareholdings	2017	2016	%	Variation
Shareholdings	2,692	3,114	-13.5

The variation is mainly due to: accounting for the sale of CELG D in 2017 in the amount of R$ 1,525 million and for the recognition of RBSE by the associate CTEEP in 2016, with an impact on Eletrobras' equity income of R$ 1,603 million , partially offset by the decrease resulting from the research findings at SPE Belo Monte (R$ 91 million).

(-) CTEEP	-349	-1,512	-76.9
(-) Alienation CELG D	-1,525	0	-
Shareholdings Management	818	1,602	-49.0	The variation was mainly due to the factors explained above.

Financial Result

FINANCIAL RESULT	2017	2016	%	Variation
Interest Income and Financial Income	1,809	2,241	-19.2	Variation is mainly due to the lower availability of resources for application.
Net Monetary Update	0	399	-100

The variation was mainly due to: (i) reduction of the rates of the main indexes (inflation and SELIC) on credits as receivables from the updated CCC / CDE of Amazonas; (ii) a reduction in the updating of renegotiated energy credits, derived from Law 8727/93 and also from payment of credit by the Federal Government in August 2017.

Net Foreign Exchange Variation	-119	138	-186	The variation is due, mainly, to the exchange variation in the period on financing agreements and with suppliers.
Debt Charges	-5,757	-6,376	-9,7	The variation is mainly due to the fall in the SELIC rate and the decrease in the outstanding balance of financing contracts due to depreciation.
Shareholder Remuneration Charges	-388	-201	93

The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC), carried out by the Union in the holding company; (ii) updating of dividends not yet paid.

Other financial results	-738	-131	464

The variation was mainly due to the following factors: (i) In the Holding Company, adjustment to the deferred PIS / Cofins account in 2016 as a result of the decline of the US dollar in that period, since these deferred taxes are calculated on the exchange variation, generating a positive effect on other financial expenses; (ii) Renegotiation of CEA's debt that was renegotiated and the Company granted a remission of R$ 64 million..

TOTAL FINANCIAL INCOME	-5,193	-3.931	32,1	The variation was mainly due to the factors explained above.
CELG D	32	-121	-126,3
Monetary adjustment of compulsory loans	949	1,068	-11,2
MANAGEMENT FINANCIAL RESULT	-4,213	-2,983	41.2	The variation was mainly due to the factors explained above.

Income Tax and CSLL

INCOME TAX AND CSLL	2017	2016	%	Variation
Imposto de Renda e Cont. Social	-1,525	-8,511	-82	The variation is mainly due to the collection of IRRF on the transmission revenue due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE).
(-) IRRF RBSE	1,674	9,724	-82.8
(-) IRRF Disposal CELG D	438	0	-
Income Tax and Managerial Social Contribution	586	1,213	-52	The variation was mainly due to the factors explained above.

Variations of Statement of Income (4Q17 x 4Q16)

The 4Q17 Results posted a net loss of R$ 6,258 million in 4Q16 to a net loss of R$ 3,998 million in 4Q17, especially due to the following factors:

Operating income

Generation Revenues	4Q17	4Q16%		Variation
Supply of energy for distribution companies	4,070	3,020	34.8

The variation was principally due to the following reasons: (i) in the subsidiary Eletrosul, from April / 17, the Hermenegildo SPEs, II, III and Chuí IX SPCs were decontracted through the Surplus and Deficit Compensation Mechanism of New Energy, being the uncontracted energy acquired by Eletrosul and resold in the ACL - Environment of Free Contracting and / or liquidated to PLD. partially offset by (ii) in the subsidiary Eletronuclear, an increase in revenues mainly due to the increase in fixed revenue established by ANEEL for Angra I and II, pursuant to Resolution 2,193 / 16, for 2017 and for the variable portion referring to the excess of generated by the Angra I and II mills. (iii) in the subsidiary Eletronorte, and price adjustment, which is a billing mode heavily impacted by Albras' revenues and South 32, the company's two largest contracts. These contracts have particularities such as dependence on exchange, aluminum price in the international market (LME) and provides for reimbursement of sector charges up to the limit established in contract.

Supply of energy for final consumers	696	788	-11.8	The variation was mainly due to the reclassification of the revenues of the subsidiary Amazonas Distribuição due to the process of unbundling of generation and transmission activities.
CCEE (short term)	138	242	-43.1	The variation is mainly due to the strategy of seasonality and allocation of more energy in the first half of 2017, besides the market variations (PLD, GSF, Portfolio of contracts, etc.).
Revenue from Operation and Maintenance	541	583	-7.3

The variation is primarily due to the following reasons: (i) investments made in the renovated generation facilities, partially offset by: (ii) change in the CFURH tariff in 2017, which comprises the revenue from quotas of the refurbished plants, and (iii) forecast of the financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	24	-61	-139.7	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II.3.a)	293	-163	-279.5	The variation was mainly due to the increase in the tariff on which the monetary adjustment calculated on the basis of the US Commercial Price and Industrial Goods price indices is affected.
TOTAL GENERATION REVENUES	5,762	4,409	30.7	The variation was mainly due to the factors explained above and also due to the recognition of the interministerial ordinance which determines Itaipu revenues.
(-) Construction	-24	61	-139.7
MANAGEMENT GENERATION REVENUES	5,738	4,470	28.4	The variation was mainly due to the factors explained above.

Transmission Revenues	4Q17	4Q16%		Variation
Revenue from Operation and Maintenance (LT Renewed Law 12,783 / 2013)	723	672	7.5

The variation is mainly due to the following reasons: (i) the annual update of the RAP - Allowed Annual Revenue from concessions related to Transmission Lines extended pursuant to Law 12.783 / 2012; and (ii) investments related to line reinforcements in the transmission system. Highlight for Chesf.

O & M LT Revenue Under Exploration Regime	58	73	-20.0	The variation was mainly due to the unavailability of the system during the period and prepayments, mainly in the LTs: JARDIM / PENEDO and ARAPIRACA III and TAUÁ-MILAGRES of the subsidiary Chesf.
Construction Revenue	324	239	35.4	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	1,466	1,518	-3.4

The variation is mainly due to the accounting of the Remuneration related to the Credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed according to Law 12,783 / 2013, according to Ordinance No. 120, of April 20, 2016, of the Ministry of Mines and Energy, which established the payment conditions, with effect of R$ 1,192 million in 4Q17 and R$ 1,291 million in 4Q16, related to the remuneration of financial assets, and the decrease in remuneration between the periods is due to the beginning of the amortization of assets in August 2017.

TOTAL TRANSMISSION REVENUE	2,570	2,502	2.7	The variation was mainly due to the factors explained above.
(-) Rate of return related to RBSE Compensation	-1,192	-1,291	-7.7
(-) Construction	-324	-239	35.4
MANAGEMENT TRANSMISSION REVENUE	1,055	972	8.5	The variation was mainly due to the factors explained above.

Distribution Revenues	4Q17	4Q16%		Variation
Supply	2,819	8,743	-67.8

The change was mainly due to the deconsolidation of CELG D as of February 2017. If CELG D is disregarded, there is a growth in Supply, mainly due to: (i) Tariff Adjustment in the subsidiaries Eletroacre, Ceal , Ceron and Boa Vista; and (ii) reclassification of revenues at Amazonas Energia and Cepisa.

Short Term Revenue	208	74	183.1

The variation was mainly due to: (i) Higher availability of energy (over-contracting) in relation to the same period of the previous year; (ii) Increase in the value of LDP; (iii) reclassification in 2017, when this revenue began to be recognized, previously recorded as cost recovery with energy and; (iii) Over-trading in subsidiaries Cepisa and Ceron.

Construction Revenue	260	571	-54.4	No effect for the result, since it has expense in corresponding amount.
CVA and other Financial Components	966	-303	-419

The variation was mainly due to the constitution of CVA and Financial items due to positive overcontracting in the subsidiaries CEAL and CEPISA. The result was also impacted by the CVA variation in the other companies, as shown in the table below.

TOTAL DISTRIBUTION REVENUE	4,254	9,085	-53.2	The variation was mainly due to the factors explained above.
Celg- D	0	-7,055	100
(-) Construction	-260	-571	-54.4
MANAGEMENT DISTRIBUTION REVENUE	3,994	1,459	173.7	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	4Q17	4Q16
ED Acre	-29	0
ED Alagoas	52	0
Amazonas Energy Distribution S.A.	707	0
ED Piauí	61	0
ED Rondônia	135	0
ED Roraima	39	0
Celg-D	0	0
TOTAL CVA and Other Financial Components	966	-303

Other Recipes	4Q17	4Q16%		Variation
Other Recipes	756	1,541	-51.0	A variação se deu, principalmente, em função da desonsolidação da CELG D a partir de fevereiro de 2017 e da Venda das ações da CPFL pertencentes a controlada Eletropar no montante de R$ 49,9 milhões .
Celg D	0	-437
Other Management Recipes	756	1,105	-31.6

Operating Costs and Expenses

OPERATING COSTS	4Q17	4Q16%		Variation
Energy purchased for resale	-3,636	-4,304	-3,636

Regardless of the costs of CELG D, the account would show growth mainly due to the following factors: (i) In the subsidiary Amazonas GT, increase in the purchase of energy in the Short-Term Market as the thermal plants are generating below contracted energy due to maintenance problems; (ii) In the subsidiary Eletrosul, additional amounts of energy purchased from the Teles Pires HPP, due to the decontracting of the energy sold by the same in the ACR; (iii) in the isolated system distributors, because in 4Q16, the company bought fuel to produce energy, and in 417 that responsibility is from PIE - Independent Producer of Energy. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Charges on the use of electricity	-404	-573	-404	The variation is mainly due to the following reasons: (i) forecast update in transmission contracts; and (ii) increase in generation revenue.
Fuel for electricity production	-136	36	-136	The variation is explained mainly by the recovery of fuel expenses in 2016, in the subsidiary Amazonas Energia, due to the calculation of CCC's rights, according to Law 12,119 / 09.
Construction	-609	-749	-609	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-4,784	-5,591	-4,784	The variation was mainly due to the factors explained above.
CELG-D	0	2,592
(-) Construction	609	749	609
MANAGEMENT OPERATING COSTS	-4,176	-2,250	-4,176	The variation was mainly due to the factors explained above.

OPERATIONAL EXPENSES	4Q17	4Q16%		Variation
Personal	-2,072	-2,147	-3.5

The variation is primarily due to the deconsolidation of CELG D. Partial compensation is due to the following factors: (i) the impact of the Extraordinary Retirement Plan (PAE) in the amount of R$ 109 million in the quarter, referring to additions after July 14 and adjustments. (ii) readjustment of 4% for the period 2017-2018 as of May 2017).

Material	-95	-111	-13.8	Reduction of material expenses related to the operation and maintenance of the electric system, as a cost reduction measure foreseen in PDNG 2017-2021.
Services	-963	-1,493	-35.5

The decrease was mainly due to the deconsolidation of CELG D. Excluding CELG D, the Services account decreased, mainly due to lower expenses with independent research (R$ 80 million in 4Q16 and R$ 28 million in 4Q17 ).

Others	-566	-659	-14.1

The variation is fragmented in several accounts, and the main variations are due to the reduction of donations and contributions and of measures to optimize the use of resources, such as budgetary contingency of non-priority expenses.

Depreciation and amortization	-367	-516	-28.9
Operational Provisions / Reversals	-6,238	-9,586	-34,9

The variation is mainly explained by (i) Contingencies in the amount of R$ 3,396 million, influenced by provisions related to the compulsory loan .; (ii) impairment of R$ 1,172 million (iii) Aneel CCC Provision in the amount of R$ 986 million. The main operating provisions are detailed below (for the full detail of the Operating Provisions see Explanatory Note 43).

TOTAL OPERATING EXPENDITURE	-10,301	-14,512	-29,0	The variation was mainly due to the factors explained above.
CELG D	0	1,008	-100.0
PAE	57	0	-
Research Findings	0	0	100.0
Independent Research Expenditure	28	80	-65.0
Contingencies	3,621	1,208	199.8
Onerous Contracts	477	1,061	-55.1
Provision / (Reversal) for Losses on Investments	-363	1,479	-124.5
Impairment	1,201	2,926	-58.9
Aneel Provision - CCC	986	741	33.0
Adjustment to Market Value	-407	-149	172.1
Hydrological Risk	-263	-451	-41.8
Water Resources Inspection Fee (TFRH) - Para Fee	169	346	-51.3
Operating Expenses Managerial	-4,794	-4,265	12.4	The variation was mainly due to the factors explained above.

Shareholdings

Shareholdings	4Q17	4Q16%		Variation
Shareholdings	150	625	-76

Variation refers basically to the RBSE accounting in CTEEP, in 4Q17. Discounting the impact of CTEEP, the main impact was the reversal of provisions with exclusions of liability and other provisions, made by ESBRp in November 2016, whose net amount of taxes was R$ 333.1 million  and a negative result of Eletronorte with Sinop SPEs in the amount of R$ 105 million resulting from impairment in the SPE.

(-) CTEEP	207	0	-
Management Shareholdings	-57	625	-109	The variation was mainly due to the factors explained above

Financial Result

FINANCIAL RESULT	4Q17	4Q16%		Variation
Income from Interest and Financial Investments	366	726	-49.6	The variation was mainly due to the reduction of indexer rates in 2017 (SELIC, IPCA and others).
Net Monetary Adjustment	1,175	-351	-235

The variation was mainly due to (i) reduction of the discount rates on CCC receivables, the applicable indicator being the SELIC on the Passive monetary restatement, in addition to the amortization of the principal of the receivable with the CCC referring to the CCD 1, in order to receive regular installments; and (ii) reclassification of the TN / Petrobrás update referring to installments in the amount of R$ 47 million.

Net Foreign Exchange Variation	-38	476	-108	The variation is mainly due to the variation of the exchange rate in the period on financing agreements and with suppliers.
Debt Charges	-1,398	-1,538	-9.1	The variation was mainly due to the reduction of indexer rates in 2017 (SELIC, IPCA and others).
Shareholder Remuneration Charges	-73	-92	-20	The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC) made by the Union in the holding company, by the Selic;
Other financial results	-327	212	-254

The variation was mainly due to the following factors: (i) In Holding, adjustment to deferred PIS / Cofins account; (ii) Positive change in the account in the subsidiary Furnas, mainly influenced by the increase in interest income and the reversal of tax contingencies included in the REFIS installments; (iii) In the subsidiary Ceron, reclassification of interest from CCC to right of compensation in R$ 365 million; and reclassification of the update of Eletronorte / Termonorte by R$ 207.5 million and Petrobrás by R$ 212.2 million, for reimbursement obligations.

TOTAL FINANCIAL INCOME	-296	135	-318,8	The variation was mainly due to the factors explained above
CELG D	0	-121	-100,0
Monetary adjustment of compulsory loans	-1.006	-930	8,2
MANAGEMENT FINANCIAL RESULT	-1,303	-915	42,3	The variation was mainly due to the factors explained above

Income Tax CSLL

INCOME TAX AND CSLL	4Q17	4Q16%		Variation
Income Tax and Social Contribution	205	904	-77	The variation is mainly due to the collection of IRRF on the transmission revenue due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE).
(-) IRRF RBSE	405	439	-7,7
Income Tax and Managerial Social Contribution	610	1,343	-55	The variation was mainly due to the factors explained above.

I.2 Sale of Energy

I.2.1  Energy Sold in 2017 - Generators – TWh

In terms of the evolution of the energy market, Eletrobras Companies sold 162,4 TWh of energy in 2017, against 155,5 TWh traded in the same period of the previous year, representing a reduction of 4,3%.

(1)   Renews plants unde Law 12.783/13 – quotes

(2)   Exploration Plants: Sales ACR and ACL

(3) The Company acts as an agent for the sale of electricity from Itaipu. The energy sales revenues presented above is not consolidated as part of Eletrobras' sales revenues mentioned in the Financial Statements

I.2.2 Energy Sold in 2017 - Distributors – TWh

In terms of the evolution of the energy market, Eletrobras Distributors in 2017 sold 16,1 TWh of energy, against 17,3 TWh traded in the same period last year, representing a reduction of 6,9%

* Considers 30.4 thousand MW of CERR, whose concession began to be operated by the Roraima Distribution from January 2017.

** It considers only the captive market and supply.

I.3 Impairments and Onerous Contracts

	Accumulated			Moviment
Impairment	31/12/16	12/31/17	1Q17	2Q17	3Q17	4Q17	2017
Generation	12,160	13,824	189	-27	492	1,010	1,664
UTN Angra 3	8,949	9,900	220	264	222	245	951
UHE Samuel	436	309	0	0	-127	0	-127
UHE Batalha	408	385	0	0	-19	-3	-23
Candiota Fase B	356	366	0	0	0	10	10
Casa Nova I	325	363	0	0	21	16	38
UHE Simplício	342	280	0	0	-253	191	-62
UTE Camaçari	304	281	-7	7	-219	196	-23
Outros	1,081	1,940	-24	-299	868	314	859
Transmission	3,670	2,593	125	-18	-3,426	2,242	-1,077
CC 061-2001	2,077	1,116	130	-130	-961	0	-961
LT Jauru Porto Velho	312	253	0	0	-59	0	-59
CC 018-2012 Mossoró Ceará Mirim	100	100	0	0	0	0	0
Outros	1,181	1,124	-5	112	-525	361	-57
Distribution	237	0	-43	-72	-65	-57	-237
Administration	79	264	0	0	0	185	185
Assets of Distributors held for sale						236	236
Acquisition of control: Livramento (Eletrosul) - Consolidation of the equity position						-130	-130
Total	16,147	16,681	270	-118	-713	1.201	641

Onerous Contracts	BALANCE ON 12/31/2016	BALANCE ON 12/31/2017	Movement
			1Q17	2Q17	3Q17	4Q17
Transmission
LT Recife II - Suape II	41	50	1	-1	9	0
LT Camaçari IV - Sapeaçu	115	124	0	0	10	-1
Outros	11	10	-4	4	0	-1
	166	185	-3	-163	185	0
Generation
Itaparica	0	0	-2	2	0	0
Funil	63	127	-2	-2	73	-5
Coaracy Nunes	371	232	0	0	-139	0
Marimbondo	236	0	-7	-6	-223	0
Angra 3	1,350	1,389	-220	-264	-40	563
Outros	487	147	22	-197	-164	-1
	2,507	1,895	-205	-472	-493	558
Distribution
Ceal	8	0	0	0		-8
Cepisa	65	0	-16	-16	-16	-17
Ceron	191	0	-44	-44	-55	-48
Boa Vista	2	0	4	2	-8	0
Amazonas D	813	0	-54	-380	-190	-189
					0	0
	1,079	0	-110	-439	-269	-261

TOTAL	3,753	2,079	-319	-907	-744	296

I.4 Consolidated EBITDA

EBITDA	2017	2016	(%)
Result for the Year	-1,726	3,513	-149%
+ Provision for Income Tax and Social Contribution	1,525	8,511	-82%
+ Financial Result	5,193	3,931	32%
+ Amortization and Depreciation	1,751	1,844	-5%
= EBITDA	6,744	17,799	-62%
AJUSTES
(-) Celg D (EBITDA and Disposal - Equity Shares)	-1,554	-184	744%
(-) Basic Network Effects of the Existing System (RBSE)	-4,923	-28,601	-83%
(-) Extraordinary Retirement Plan (PAE)	853	0	-
(-) Expenditure Independent research	71	291	-76%
(-) Research Findings	0	211	100%
(-) Contingencies	4,398	5,993	-27%
(-) Onerous contracts	-1,493	2,194	-168%
(-) Provision / (Reversal) for Losses on Investments	-336	1,479	-123%
(-) Impairment	641	5,537	-88%
(-) ANEEL Provision - CCC	986	742	33%
(-) Adjustment to Market Value	-1	0	-1,444%
(-) Water resources inspection fee (Para Rate)	518	346	49%
(-) Hydrological Risk	0	-451	-100%
(-) Shareholdings (RBSE CTEEP and SPE Research)	-349	-1,512	-77%
= MANAGEMENT EBITDA	5,554	3,845	44%

Management EBITDA for the 2017 period was adjusted based on the accounting for the additional RBSE granted to CTEEP by Aneel in said quarter and had not been adjusted as a non-recurring item, impacting the period.

  The adjustments made to the management Ebitda refer to non-recurring events or events that are expected to be treated under PDNG 2018-2022 and therefore are expected not to affect the Company's future cash flow. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and standards of consumer energy use, competitive conditions, payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America that may change those estimates and expectations of the Administration. Thus, future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

Consolidated Results and EBITDA by segment

12/31/2017
DRE by Segment	Administration	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	216	18,070	1,844	1,442	8,684	9,598	(1,978)	37,876
Operating Costs and Expenses	(7,773)	(11,932)	(2,015)	(1,288)	(3,721)	(10,778)	1,932	(35,575)
Operating Income Before Financial Result	(7,557)	6,138	(171)	154	4,963	(1,181)	(45)	2,301
Financial Result	1,046	(1,497)	(243)	(406)	(637)	(3,502)	45	(5,193)
Results of equity investments	2,692	-	-	-	-	-	-	2,692
Income tax and social contribution	(1,081)	(188)	(41)	(47)	(671)	504	-	(1,525)
Net Income (loss) for the period	(4,900)	4,453	(455)	(299)	3,655	(4,179)	-	(1,726)
EBITDA	(4,836)	7,524	(123)	170	5,007	(953)	(45)	6,744
EBITDA Margin	-2239%	42%	-7%	12%	58%	-10%		18%

12/31/2016
DRE by Segment	Administração	Generation		Transmission		Distribution	Eliminanation	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	(255)	16,085	1,626	1,604	31,952	11,592	(2,287)	60,316
Operating Costs and Expenses	(5,775)	(18,554)	(2,559)	(2,517)	(4,843)	(15,572)	2,343	(47,475)
Operating Income Before Financial Result	(6,030)	(2,469)	(932)	(913)	27,109	(3,980)	56	12,841
Financial Result	1,020	(1,744)	(619)	(179)	307	(2,658)	(56)	(3,931)
Results of equity investments	3,114	-	-	-	-	-	-	3,114
Income tax and social contribution	(68)	533	166	(167)	(8,974)	-	-	(8,511)
Net Income (loss) for the period	(1,964)	(3,681)	(1,386)	(1,259)	18,442	(6,639)	-	3,513
EBITDA	(2,864)	(1,077)	(888)	(889)	27,389	(2,136)	56	17,799
EBITDA Margin	1121%	-7%	-55%	-55%	86%	-18%		30%

I.5 Net debt

	R$ million
Net Debt	12/31/2017	12/31/2016
Financing payable without RGR (1)	42,982	42,590
(-) Cash and cash equivalents + Securities	8,048	6,425
(-) Financing Receivable without RGR (2)	12,848	11,299
(-) Net balance of Itaipu Financial Asset *	1,788	1,428
Net Debt	20,297	23,438
* See item II.2 "a.1".

 1. Excluded from gross debt were financings, granted with funds from RGR, owed by a company outside the Eletrobras group (R$ 1,219 million) and credits related to the federalization of Distributors, pursuant to Article 21-A and 21-B of Law 12,783 / 2013 (R$ 1,382 million).

2. The receivables due by a company outside the Eletrobras group to RGR's account (1,219 million) and adjusted by receivables from Distributing Companies held for sale (R $ 3,801 million).

I.               Analysis of the Results of the Parent Company

In 2017, Eletrobras Holding reported a net loss of R$ 1,764 million, a reduction of 151% compared to the net income of R$ 3,426 million recorded in 2016.

In 4Q17, Eletrobras Holding recorded a net loss of R$ 4,001 million, compared to a net loss of R$ 6,261 million recorded in 4Q16.

This 4Q17 result was decisively influenced by: (i) Profit from Equity Investments of R$ 7,431 million (see II.1), mainly due to the effect of the remuneration on the financial asset of the Basic Network of the Existing System (RBSE) , according to Ordinance No. 120 of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions of payment and remuneration relative to RBSE; (ii) Unrecognized liabilities in subsidiaries in the amount of R$ 6,171 million, mainly impacted by the subsidiaries Amazonas Energia Distribuição (R$ 2,601 million), Eletronuclear (R$ 542 million) and Ceal (R$ 463 million); (iii) Provision for judicial contingencies, in the amount of R$ 2,935 million, mainly due to provisions related to compulsory loan lawsuits (See Note 43 to the Financial Statements of 2017); (iv) Accounting for monetary restatement related to compulsory loans in the amount of R$ 949 million in 4Q17. The following chart presents a comparison of the results of Eletrobras holding in 2017 compared to 2016

Evolution of Results - R$ million

Note: The analysis of the results of each subsidiary is attached.

II.1 Shareholdings of the Parent Company

In 4Q17, the result of Corporate Interest positively impacted the Company's result by R$ 330 million, mainly due to the Equity in the results of investments in subsidiaries, mainly influenced by the effect of the remuneration on the net financial assets (RBSE), in accordance with Ministerial Order No. 120, of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions for payment and compensation related to RBSE, as shown below:

				R$ million
	Parent company
	2017	2016	4Q17	4Q16
Investments in subsidiaries
Equity	4,881	18,042	2,619	- 1,236

Investments in associates
Interest on capital	36	6	32	6
Equity	855	2,247	588	195
	890	2,253	620	201

Other investments
Interest on capital	21	1	21	-
Dividends	39	102	37	16
Compensation for investments in partnerships	1	-	- 0	0
Income from capital - ITAIPU	73	85	69	5
Others	-	- 18	-	- 18
	135	170	127	4

Sale of Investments	1,525	-	-	-

Total	7,431	20,465	3,367	- 1,034

II2. Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

FINANCIAL RESULT OF ITAIPU
	1Q17	2Q17	3Q17	4Q17	2017
Sale of Energy Contract Itaipu + CCEE	2,644	2,904	2,851	2,809	11,208
Revenue originating from the Right of Reimbursement (1)	161	368	459	808	1796
Others	44	39	37	57	177
Total Revenue	2,848	3,311	3,347	3,674	13,181
					0
Purchase of Energy Contract Itaipu + CCEE	-3,228	-2,590	-2,506	-2,557	-10,881
Expenses Originating from the Compensation Obligation (2)	-106	-244	-305	-515	-1170
Itaipu repayment	457	-310	-265	-295	-413
Others	78	-38	-116	1	-75
Total Expenses	-2,799	-3,183	-3,192	-3,365	-12,539

ROL - Transfer of Itaipu	49	129	155	309	642

ITAIPU RESULTS (Price indexes)
FINANCIAL RESULT OF ITAIPU	1Q17	2Q17	3Q17	4Q17	2017
Revenue originating from the Right of Reimbursement (1)	161	368	459	808	1796
+ Foreign Exchange Result	-88	143	-159	179	75
Result from the Right of Reimbursement (RD)	73	511	301	987	1871
Expenses Originating from the Compensation Obligation (2)	106	244	305	515	1170
+ Foreign exchange result	-58	95	-105	119	50
Result from the Reimbursement Obligations (RO)	48	339	199	633	1220
Balance: RD - RO	24	172	101	354	651

a.1

(see explanatory note 17.1.1 of the Financial Statements of 4ITR / 2017)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, was withdrawn. flow of receipts.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity was issued, defining the differential to be applied in the transfer rate, creating an asset related to the portion of the annual differential calculated, equivalent to an annual adjustment factor taken from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy. The transfer fee in force in 2017 includes an amount equivalent to US$ 244,681, which will be received by the Company through collections from the distributors, approved by MME / MF 605/2016.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the caption Financial Assets, presented in Non-current Assets, amounted to R$ 4,045,340 on September 30, 2017, equivalent to US$ 1,276,938 (R$ 3,161,043 on December 31, 2016, equivalent to US$ 969,913), of which R$ 2,885,878, equivalent to US$ 910,946, will be transferred to the National Treasury until 2023, as a result of the credit assignment carried out between the Company and the National Treasury in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3 Operating Provisions of Parent Company

In 4Q17, Operating Provisions had a negative impact on the Parent Company's result of R$ 7,309 million, compared to R$ 4,497 million in 4Q16. This variation is mainly explained by labor and judicial contingencies in the amount of R$ 2,897 million in 4Q17, compared to R$ 343 million in the same period in 2016.

In 2017, Operating Provisions negatively impacted the Parent Company's result by R$ 8,740 million, compared to R$ 14,676 million in 2016. This variation is mainly explained by the movement of overdraft liabilities in the subsidiaries in the amount of R$ 6,171 million in 2017, compared to R$ 12,155 million in the same period of 2016. Following is the table of changes in Operating Provisions:

R$ million
Operational Provisions		Parent company
	2017	2016	4T17	4T16
Garanties	18	30	5	1
Contingencies	2,935	4,418	2,954	343
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	11	17	6	4
Short-term liabilities in subsidiaries	6,171	12,155	3,028	4,115
Onerous Contracts	0	0	0	0
Losses in Investments	-570	-27	-615	-27
Impairment	-2	-2	-2	-1
Adjustment to Market Value	-1	0	0	0
Others	178	83	185	61
	8,740	16,675	5,561	4,497

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2016	Other Comprehensive Results	Capitalization of AFAC	Equity	Balance at 12/31/2017
CEPISA	1,222	23	-	-1,245	-
BOA VISTA ENERGIA	609	0	-	-609	-
AMAZONAS ENERGIA	9,335	1	-	2,601	11,937
ELETROACRE	265	0	-	-265	-
CERON	1,296	-2	-	-1,294	-
CGTEE	2,353	-0	-	1,170	3,523
ELETRONUCLEAR	4,508	93	-	542	5,143
CEAL	574	18	-	463	1,054
TOTAL PROVISION FOR PASSIVE DISCOVERED	20,161	133	-	1,363	21,657

II.4 Financial Results of Parent Company

In 4Q17, the Financial Result positively impacted the Parent Company's result of R$ 1,118 million, a 446% increase over the negative financial result of 4Q16 of R$ 323 million. This variation is mainly explained by the lower result of the foreign exchange variation applicable to the financing to be received from Itaipu in US dollars.

In 2017, the Financial Result positively impacted the Parent Company's results by R$ 1,040 million, in relation of 2016 of R$ 1.143 million. This variation is mainly explained by the lower result of the exchange variation applicable to the Itaipu receivable in US dollar, as shown below:

R$ million
FINANCIAL RESULT	2017	2016	4Q17	4Q16
Financial income
Interest income, commissions and fees	3.406	3.480	779	922
Revenue from short-term investments	722	744	140	191
Moratorium surcharge on electricity	19	35	8	7
Monetary updates	-224	-36	1.194	-865
Exchange rate variations	-35	-500	10	-19
Other financial income	134	157	36	70

Financial Expenses
Debt charges	-2.091	-2.306	-636	-546
Lease charges	0	0	0	0
Charges on shareholders' funds	-371	-185	-70	-88
Other financial expenses	-520	-245	-110	5
	1.040	1.143	1.352	-323

Evolution of the IGP-M and Dollar (%)

	1Q17	2Q17	3Q17	4Q17	2017
Dólar	-2,78%	4,41%	-4,24%	4,42%	1,50%
IGPM	0,73%	-2,68%	-0,15%	1,62%	-0,53%

	1Q16	2Q16	3Q16	4Q16	2016
Dólar	-8,86%	-9,81%	1,13%	0,40%	-16,54%
IGPM	2,97%	2,86%	0,53%	0,67%	7,19%

The main indexes of financing and onlendings contracts had the following variations in the periods:

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

Financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and loans granted to the parent company, with a currency adjustment clause, represent approximately 28% of the total portfolio (32% at December 31, 2016). Those that foresee an update based on indices representing the domestic price level in Brazil amount to 72% of the portfolio balance (68% on December 31, 2016).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by funds from Sectoral Funds and that do not find similar conditions as a parameter of valuation at market value.

The long-term portions of the loans and financing granted based on the contractual cash flows mature in variable installments, as shown below:

R$ million
	2019	2020	2021	2022	2023	Após 2023	Total
Parent Company	5.349	5.234	5.112	2.128	1.546	3.521	22.889
Consolidadated	1.366	2.853	1.835	416	770	555	7.795

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R$ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

Payable Financing and Loans

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in 2017 is 7.94% pa. (9.65% a year in 2016), and have the following profile:

	Parent Company				Consolidadated
	12/31/2017		12/31/2016		12/31/2017		12/31/2016
	Balance in R$ million	%/ TOTAL	Balance in R$ million	%/ TOTAL	Balance in R$ million	%/ TOTAL	Balance in R$ million	%/ TOTAL
Foreign currency
USD	9,308	39%	9,232	35%	9,308	21%	9,243	20%
USD with Libor	1,490	6%	2,183	8%	1,840	4%	2,552	6%
EURO	230	1%	204	1%	230	1%	204	0%
IENE	32	0%	92	0%	32	0%	92	0%
Others	0	0%	0	0%	2	0%	1	0%
Subtotal	11,061	47%	11,710	44%	11,412	25%	12,092	27%

National Coin
CDI	5,223	22%	6,286	24%	12,160	27%	12,702	28%
IPCA	0	0%	0	0%	369	0%	532	1%
TJLP	0	0%	0	0%	6,809	15%	10,064	22%
SELIC	616	3%	1,675	6%	1,783	4%	1,675	4%
Others	0	0%	0	0%	928	2%	1,359	3%
Subtotal	5,839	25%	7,961	30%	22,049	49%	26,332	58%

Not indexed	6,753	29%	6,648	25%	11,661	26%	7,196	16%

TOTAL	23,653	100%	26,320	100%	45,122	100%	45,620	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R$

1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets.

The long-term portion of loans and financing matures as scheduled:

							R$ million
	2018	2019	2020	2021	2022	After 2022	Total
Parent Company	191	5,614	2,078	7,646	1,045	4,743	21,316
Consolidadated	4,547	8,234	4,191	9,195	3,165	9,903	39,236

* Includes Debentures.

** The majority of the debts of the distributors are with the Holding and therefore are eliminated in the consolidation of the gross debt (with the exception of 0.2%).

Consolidated Gross Debt

* The debts of the Distribution Companies are mostly with the Holding and therefore are eliminated in the consolidation of the gross debt (with the exception of 0.2%).

Ratings

*CreditWatch

Agency	National Classification/ Perspective	Latest Report
Moody’s Issuer Rating	“Ba3”: / Negativa	06/04/2017
Moody’s Senior Unsecured Debt	“Ba3”: / Negativa	05/31/2017
Fitch Senior Unsecured Debt Rate	“BB”: / Negativa	11/29/2016
Fitch LT Foreign Currency Issuer	“AA-”: / Estável	11/29/2016
S&P LT Local Currency	“BB” / Negativa (CW)*	08/18/2017
S&P LT Foreign Currency	“BB“ / Negativa (CW)*	08/08/2017

Eletrobras Organization Chart

(1) The number of SPEs is taking into account the direct and indirect interests in SPE, and disregarding the Special Purpose Companies that participate in more than one Eletrobras Company, differently from the amounts considered in the charts of each company.

(2) The Serra do Mel wind farms I, II and III were disregarded from the SPE count, since they are consortia.

Investiments

NATURE OF INVESTMENTS	Budgeted	Realized	(%) 2017
	2017	2017
Generation	1,770	762	43%
Transmission	1,331	773	58%
Distribution	1,770	467	26%
Maintenance – Generation	493	208	42%
Maintenance - Transmission	341	274	80%
Maintenance - Distribution	398	398	100%
Other (Research, Infrastructure and environment)	411	168	41%
Total Corporate	6,516	3,050	47%
Financial Investments in SPEs
Generation	1,802	1,542	86%
Transmission	636	622	98%
Total SPEs	2,438	2,164	89%
Total	8,953	5,214	58%

For further details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report

Share Capital

Structural of Social Capital

Shareholders	Common		Pref. Class “A”		Pref. Class “B”		Total
	Quantidade	%	Quantidade	%	Quantidade	%	Quantidade	%
União Federal	554,395,652	51%	0	0%	1,544	0%	554,397,196	41%
BNDESpar	141,757,951	13%	0	0%	18,691,102	7%	160,449,053	12%
BNDES	74,545,264	7%	0	0%	18,262,671	7%	92,807,935	7%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0%	0	0%	0	0%	1,000,000	0%
OTHERS	269,729,841	25%	146,920	100%	228,481,566	86%	498,358,327	37%
Total	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

In 4Q17, the capital of Eletrobras presented the following composition:

Stock Analysis

Actions

ELET3 - Eletrobras Common Shares

In the fourth quarter of 2017, Eletrobras common shares (ELET3) recorded a depreciation of 2.2%, closing at R$ 19.34. The highest quotation was R$ 23.47, recorded on October 26, and the lowest R$ 17.15 recorded on December 20, considering ex-dividend values. The average daily trading volume in the period was 2.8 million shares and the average daily financial volume was R$ 56.5 million.

ELET6 - Eletrobras Preferred Shares

In the fourth quarter of 2017, Eletrobras preferred shares (ELET6) appreciated 0.04%, closing at R$ 22.7. The highest quotation was R$ 27.35, recorded on October 26, and the lowest R$ 19.82 recorded on December 20, considering ex-dividend values. The average daily trading volume in the period was 1.61 million shares and the average daily financial volume was R$ 37.8 million.

Evolution of Traded Shares in B3

Source: AE Broadcast

Index number 12/29/2016 = 100 and ex-dividend values.

ADR Programs

EBRN - Eletrobras Common Shares

In the fourth quarter of 2017, Eletrobras common stock ADRs posted a devaluation of 8.8%, closing at US$ 5.7. The highest quotation was U$ 7.22, registered on October 25, and the lowest U$ 5.16, registered on December 20, considering ex-dividend values. The average daily trading volume in the period was 408.9 thousand shares. The average daily financial volume was US$ 2.5 million.

EBRB - Eletrobras Preferred Shares

In the fourth quarter of 2017, Eletrobras preferred ADRs posted a 5% depreciation, closing at US$ 6.79. The highest price was U$ 8.53, registered on October 25, and the lowest U$ 5.89, recorded on December 19, considering ex-dividend values. The average daily trading volume in the period was 60.5 thousand shares. The average daily financial volume was US$ 424.9 thousand.

Source: AE Broadcast

Index number 12/29/2016 = 100 and ex-dividend values.

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In the fourth quarter of 2017, the Latibex common stock showed a 19% devaluation, closing at € 4.62. The highest price was € 6, registered on October 26, and the lowest € 4.31, recorded on December 27, considering ex-dividend values. The average daily trading volume in the period was 1.84 thousand shares.

XELTB - Eletrobras Preferred Shares

In the fourth quarter of 2017, Latibex preferred shares depreciated by 32.6%, closing at € 5.05. The highest price was € 6.55, registered on October 26, and the lowest, € 5.05, recorded on December 20, considering ex-dividend values. The average daily trading volume in the period was 1.23 thousand shares.

 Index number 12/29/2016 = 100

Nº of employees

Parent Company

By time

Working time in the company (years)	1Q17	2Q17	3Q17	4Q17
Up to 5	56	34	27	22
6 to 10	452	456	434	406
11 to 15	200	190	222	235
16 to 20	34	36	21	18
21 to 25	21	21	10	8
more than 25	192	196	186	127
Total	955	933	900	816

By region

State of the Federation
	1Q17	2Q17	3Q17	4Q17
Rio de Janeiro	918	897	883	794
São Paulo	0	0	0	0
Paraná	0	0	0	0
Rio Grande do Sul	0	0	0	0
Brasília	37	36	17	22
Total	955	933	900	816

Hired / Outsourced Labor

4Q17
0

Turnover (Holding)

4Q17
With PAE – Retirement Plan	0,6%
Without PAE – Retirement Plan	6%

Direct Partnerships in SPEs - Parent Company

On December 29, 2017, Eletrosul concluded the process of transferring ownership interest held in 6 (six) Special Purpose Companies to its parent company, Centrais Elétricas Brasileiras S / A - Eletrobras. PNDG 2018-2022, The transfer of assets to Eletrobras has the purpose of promoting the settlement of the debts of this company with Eletrobras and reducing its financial leverage. These equity interests, subsequently and according to ongoing evaluations, may be sold to the market by the Company. Eletrobras, together or separately.

SPE	Power plant	Total Investment R$ million	Capacity Installed MW	Physical Warranty Average MW	Physical Warranty Average MW
					11Q17	22Q17	33Q17	44Q17
Norte Energia SA*	UHE	40,051,71	11,233,10	4,571,00	5,214,020	6,540,259	7,939,349	9,117,491
Eólica Mangue Seco 2	UEE	114,56	26	9,6	16,992,77	14,092,49	27,621,77	24,635,13
Chuí Holding S.A.	EOL	In operation	144	59,6	87,989,63	105,917,65	121,010,64	126,001,31
Chuí IX	EOL	In operation	17,9	7,4	12,160,82	14,092,66	15,152,91	16,550,74
Hermenegildo I	EOL	In operation	57,28	24,9	41,986,64	47,763,41	53,460,17	57,608,15
Hermenegildo II	EOL	In operation	57,28	25,3	36,646,35	44,821,44	50,987,89	54,051,95
Hermenegildo III	EOL	In operation	48,33	21,0	32,209,28	39,862,45	44,012,75	44,860,45
Santa Vitória do Palmar Holding S.A.	EOL	In operation	258	109,5	170,118,67	200,262,30	235,461,72	243,499,91
Rouar S.A.	EOL	U$ 101.72	65,1	N/A	39,844,82	44,756,01	56,490,54	47,972,05

* The commercial operation already totals 4,510 MW of capacity in commercial operation.

Generation

Power plant	Participation (%)	Location (State)	Start of Operation	End of Operation
Norte Energia S.A	15,0	PA	Abr/16	Ago/45
Eólica Mangue Seco 2	49	RN	set/11	jun/32
Chuí Holding S.A.	49	RS	mai/15	abr/47
Chuí IX *	99,99	RS	out/15	mai/49
Hermenegildo I	99,99	RS	nov/15	jun/49
Hermenegildo II	99,99	RS	dez/15	jun/49
Hermenegildo III	99,99	RS	dez/15	jun/49
Santa Vitória do Palmar Holding S.A.	49	RS	fev/15	abr/47
Rouar SA	50	Uruguay -Department of Cologne	20 years*

Transmission

Development	Object (From to)	Participation (%)	Investiment (R$ million)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession
Electrical Interconnection Brazil / Uruguay *	LT 230 kV LT 525 kV	60% Eletrobras Holding 40% Eletrosul	60	02 km em 230 kV e 60 em 525 kV	230 525	Jun/16	-

Development	Object	Total Investment (R$ million) *	Transformation Capacity (MVA)	Localization	Start of Operation	Termination of Concession
Electrical Interconnection Brazil / Uruguay **	SE Candiota -525/230 kV	80	672 MVA +1 R 224 MVA	RS	Jun/16	-

* Eletrobras holds 60.4% and Eletrosul 39.6% of the project

Balance Sheet

Assets	Parent Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Current
Cash and cash equivalents	161.326	10.293	792.252	495.855
Restricted cash	1.329.876	1.681.346	1.329.876	1.681.346
Marketable securities	5.059.957	4.471.954	6.924.358	5.681.791
Customers	502.236	355.031	4.662.368	4.402.278
Financial assets - Concessions and Itaipu	0	0	7.224.354	2.337.513
Loans and financing	8.288.875	6.783.913	2.471.960	3.025.938
Fuel Consumption Account - CCC	0	195.966	0	195.966
Equity Pay	1.726.958	618.566	245.577	318.455
Taxes to recover	623.299	674.241	1.066.207	1.085.520
Income tax and social contribution	1.436.175	769.541	1.874.475	1.086.367
Reimbursement rights	0	74.527	1.567.794	1.657.962
Warehouse	212	280	479.243	540.895
Nuclear fuel stock	0	0	465.152	455.737
Derivative financial instruments	0	0	209.327	127.808
Hydrological risk	0	0	104.530	109.535
Assets held for sale	1.482.907	0	5.825.879	4.406.213
Other	802.501	1.136.336	2.115.375	1.663.473
TOTAL CURRENT ASSETS	21.414.322	16.771.994	37.358.727	29.272.652

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	6.509.032	7.507.024
Loans and financing	22.889.437	28.597.843	7.794.891	10.158.306
Customers	30.576	76.441	462.376	2.079.025
Marketable securities	269.141	245.296	331.862	247.235
Nuclear fuel stock	0	0	831.008	675.269
Taxes to recover	0	0	1.635.142	1.705.414
Income tax and social contribution	471.568	1.488.158	471.568	1.488.158
	0	0	1.010.810	839.708
Escrow deposits	3.052.505	2.896.676	5.874.708	6.259.272
Fuel Consumption Account - CCC	0	6.919	0	6.919
Financial assets - Concessions and Itaipu	2.820.172	2.412.933	50.660.769	52.749.546
Derivative financial instruments	0	0	216.904	100.965
Advances for future capital increase	1.701.275	1.255.184	959.838	1.617.916
Hydrological risk	0	0	325.132	457.677
FUNAC refund	2.278.845	2.071.256	1.108.629	1.228.143
Other	33.513.519	39.050.706	78.192.669	87.120.577
INVESTMENTS	66.159.343	60.590.777	28.708.364	26.531.534
Fixed assets net	197.418	194.402	27.965.837	26.812.925
INTANGIBLE	0	0	749.762	761.739
TOTAL NON-CURRENT ASSETS	99.870.280	99.835.885	135.616.632	141.226.775
TOTAL ASSETS	121.284.602	116.607.879	172.975.359	170.499.427

Liabilities and Equity	Parent Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
CURRENT
Loans and financing	2.336.333	3.397.485	5.886.141	5.833.547
Debentures	0	0	183.432	12.442
Compulsory loan	42.260	48.193	42.260	48.193
Suppliers	514.752	440.976	10.443.752	9.659.301
Advances from customers	575.962	560.277	654.853	620.781
Taxes payable	100.767	41.554	1.173.319	1.336.089
Income tax and social contribution	1.023.764	486.605	1.498.218	606.848
Onerous contracts	0	0	12.048	1.093.678
Remuneration to shareholders	9.484	458.302	18.339	462.891
Financial liabilities - Concessions and Itaipu	783.658	1.212.017	0	0
Estimated liabilities	107.962	106.879	1.204.222	1.188.149
Reimbursement Obligations	1.346.660	1.693.309	1.392.542	1.868.085
Post-employment benefits	28.830	29.632	193.847	107.571
Provisions for contingencies	850.704	756.811	1.518.387	1.083.475
Regulatory charges	0	0	728.180	647.201
Lease	0	0	145.324	136.662
Derivative financial instruments	2.175	6.614	2.466	6.946
Liabilities associated with assets held for sale	4.805.946	391.550	7.630.670	5.175.013
Others	314.847	100.145	1.458.952	1.251.638
TOTAL CURRENT LIABILITIES	12.844.104	9.730.349	34.186.952	31.138.510

NON-CURRENT
Loans and financing	21.316.181	22.922.041	39.235.650	39.786.881
Suppliers	0	0	7.795.345	9.782.820
Debentures	0	0	287.347	188.933
Advances from customers	0	0	519.391	592.215
Compulsory loan	458.874	460.940	458.874	460.940
Obligation for asset retirement	0	0	2.470.400	1.402.470
Fuel Consumption Account - CCC	0	482.179	0	482.179
Provisions for contingencies	16.946.508	13.674.073	23.033.963	19.645.954
Post-employment benefits	578.666	394.035	2.001.715	2.368.077
Provision for unsecured liabilities	21.656.617	20.160.828	0	311.010
Onerous contracts	0	0	2.067.179	2.659.305
indemnification obligations	0	0	1.062.634	1.516.313
Lease	0	0	932.496	1.032.842
Grants payable - Use of public goods	0	0	63.082	63.337
Advances for future capital increase	3.639.441	3.310.409	3.639.441	3.310.409
Derivative financial instruments	0	0	39.594	43.685
Regulatory charges	0	0	698.423	615.253
Taxes payable	0	2.222	326.527	1.059.880
Income tax and social contribution	394.958	320.560	8.901.931	8.305.606
Others	1.109.876	946.775	2.501.883	1.667.883
TOTAL NON-CURRENT LIABILITIES	66.101.121	62.674.062	96.035.875	95.295.992

EQUITY
Share capital	31.305.331	31.305.331	31.305.331	31.305.331
Capital reserves	13.867.170	13.867.170	13.867.170	13.867.170
Revenue reserves	1.321.854	3.018.680	1.321.854	3.018.680
Equity valuation adjustments	22.434	33.261	22.434	33.261
Profits (losses)	0	0	0	0
Accumulated other comprehensive income	-4.127.362	-4.004.625	-4.127.362	-4.004.625
Amounts recognized in OCI classified as held for sale	-50.050	-16.349	-50.050	-16.349
Non-controlling shareholders	0	0	413.155	-138.543
TOTAL SHAREHOLDERS' EQUITY	42.339.377	44.203.468	42.752.532	44.064.925
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	121.284.602	116.607.879	172.975.359	170.499.427

Income Statement

	Parent Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
NET OPERATING REVENUE	4,511,268	3,449,345	37,876,024	60,316,003
Operating costs
Energy purchased for resale	-3,911,372	-3,814,019	-11,584,925	-11,264,044
Charges upon use of electric network	0	0	-1,611,398	-1,805,434
Construction	0	0	-1,752,351	-2,381,630
Fuel for electricity production	0	0	-424,964	-759,826
NET OPERATING REVENUE	599,896	-364,674	22,502,386	44,105,069
Operating expenses
Personnel, Supllies and Services	-699,582	-856,008	-10,930,333	-10,363,211
Depreciation	-4,616	-5,132	-1,511,260	-1,558,387
Amortization	0	0	-240,043	-285,398
Donations and contributions	-102,314	-158,453	-164,372	-219,417
Operating Provisions /Reversals net	-8,740,434	-16,674,672	-5,746,873	-16,722,582
Investigation Findings	0	0	0	-211,123
Other	-221,764	-96,328	-1,608,778	-1,904,179
	-9,768,710	-17,790,593	-20,201,659	-31,264,297
OPERATING INCOME BEFORE FINANCIAL RESULT	-9,168,814	-18,155,267	2,300,727	12,840,772
Financial result
Financial income
Income from interest, commissions and fees	3,406,499	3,479,762	831,562	1,154,010
Income from financial investments	722,278	744,320	977,851	1,086,578
Moratorium on electricity	19,252	35,148	374,977	320,836
Restatement Assets	811,680	1,048,177	1,290,644	2,549,308
Current foreign currency exchange rate variations	978,566	4,698,251	946,364	4,985,602
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	43,123	231,107
Gains on derivatives	0	0	237,386	218,714
Other financial income	133,519	156,551	449,468	677,235
Financial expenses
Debt charges	-2,090,745	-2,306,205	-5,757,044	-6,375,836
Lease charges	0	0	-320,060	-303,381
Charges on shareholders' funds	-371,156	-184,935	-388,408	-200,857
Noncurrent Restatement	-1,035,352	-1,084,504	-1,290,488	-2,150,636
Noncurrent foreign currency exchange rate variations	-1,013,617	-5,197,846	-1,065,337	-4,848,040
Regulatory liability update	0	0	-25,728	-174,485
Losses on derivatives	0	0	-35,797	0
Other financial expenses	-520,452	-245,381	-1,461,809	-1,100,879
	1,040,472	1,143,338	-5,193,296	-3,930,724
INCOME BEFORE EQUITY	-8,128,342	-17,011,929	-2,892,569	8,910,048
RESULTS OF EQUITY	7,431,318	20,464,607	2,692,171	3,114,047
OPERATING INCOME BEFORE TAXES	-697,024	3,452,678	-200,398	12,024,095
Current Income tax and social contribution	-1,023,764	-486,605	-1,593,473	-619,044
Deferred Income Tax and Social Contribution	-43,017	459,826	68,180	-7,891,775
NET INCOME/LOSS FOR THE PERIOD	-1,763,805	3,425,899	-1,725,691	3,513,276
SHARE ATTRIBUTED TO CONTROLLING	-1,763,805	3,425,899	-1,763,805	3,425,899
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	38,114	87,377
NET INCOME/LOSS PER SHARE	-1,30	2,53	-1,30	2,53

Cash Flow Statement

	Parent Company		Consolidated
	12/31/17	12/31/16	12/31/17	12/31/16
Operating Activities
Income before income tax and social contribution	-697.024	3.452.678	-200.397	12.024.095
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	4.616	5.132	1.751.303	1.843.785
Net monetary variations	223.672	36.328	-156	-398.672
Net foreign exchange rate variations	35.051	499.594	118.973	-137.562
Financial charges	-1.903.639	-1.393.977	4.657.657	5.525.207
Financial asset revenue	0	0	-6.062.642	-29.406.261
Equivalence equity results	-7.431.318	-20.464.607	-2.692.171	-3.114.047
Provision (reversal) for capital deficiency	6.170.792	12.155.108	0	0
Provision (reversal) for doubtful accounts	10.582	17.290	530.951	351.673
Provision (reversal) for contingencies	2.934.954	4.418.406	4.398.398	5.992.745
Provision (reversal) for the impairment of assets	-1.852	-1.852	640.629	5.537.060
Provision (reversal) for onerous contract	0	0	-1.493.469	2.194.498
Provision (reversal) for losses on investments	-570.406	-26.834	-335.592	1.479.088
TRFH – (Pará rate)	0	0	517.727	346.328
	0	0	985.573	741.623
Provision (reversal) for hydrological risk - GSF	0	0	0	-451.340
RGR Charges	587.885	220.420	587.885	220.420
Adjustment to present value / market value	-26.217	-57.664	64.854	28.864
Minority interest in results	0	0	-74.994	-132.389
Charges on shareholders' funds	371.156	184.935	388.408	200.857
Financial instruments - derivatives	0	0	-201.589	-218.714
Other	-58.455	302.214	366.542	597.024
	346.821	-4.105.507	4.148.286	-8.799.813
(Increases) / decreases in operating assets
Customers	0	0	1.457.899	-583.469
Marketable securities	-588.003	-1.070.961	-1.303.349	1.108.738
Reimbursement rights	186.478	-700.581	1.088.160	1.338.396
Warehouse	68	80	61.652	90.774
Nuclear fuel stock	0	0	-165.154	-150.128
Financial assets - Itaipu and public service concessions	21.120	1.036.633	21.120	1.036.633
Assets held for sale	0	0	-2.902.573	217.572
Hydrological risk	0	0	137.550	226.779
Other	39.269	20.551	-242.059	215.588
	-341.068	-714.278	-1.846.754	3.500.883
Increase / (decrease) in operating liabilities
Suppliers	-9.787	4.363	-1.286.587	-156.294
Advances from customers	0	0	-54.437	-61.195
Lease	0	0	-91.684	-82.651
Estimated liabilities	1.083	-2.618	127.036	80.116
indemnification obligations	0	700.582	-582.573	-888.864
Sectorial charges	0	0	164.149	104.859
Liabilities associated with assets held for sale	0	-20.675	2.455.657	-399.996
Other	351.623	-12.470	752.298	71.559
	342.919	669.182	1.483.859	-1.332.466

Cash from operating activities	-348.352	-697.925	3.584.994	5.392.699

Payment of financial charges	-1.714.960	-2.056.052	-3.705.501	-3.766.612
Payment of RGR charges	-185.152	-138.869	-185.152	-138.869
Financial charges received	0	0	4.137.804	1.226.501
income tax payment and social contribution	1.865.117	1.898.916	722.090	1.122.490
Payment of refinancing of taxes and contributions - principal	-316.080	-302.441	-1.886.815	-1.229.862
investment compensation received in corporate participations	0	0	-162.582	-132.879
Pension payment	972.039	372.836	1.038.498	694.003
Payment of legal provisions	-28.158	-37.381	-477.166	-229.766
Judicial deposits	-596.014	-509.488	-726.265	-739.361
	-306.848	-221.924	-18.528	-626.298
Net cash from operating activities	-658.408	-1.692.328	2.321.376	1.572.046

Financing activities

Loans and financing	0	169.670	3.120.690	3.638.561
Payment of loans and financing - Main	-3.741.497	-2.619.108	-5.646.953	-4.543.612
Payment of shareholders remuneration	-369.905	-1.792	-381.436	-5.790
Advanced receivalbe for future capital increase	0	2.906.180	0	2.906.180
RGR resource for transfer	800.654	1.007.112	800.654	1.007.112
Other	0	0	165.664	1.191
Net cash from financing activities	-3.310.748	1.462.062	-1.941.381	3.003.642
Investing activities
Lending and financing	-1.887.102	-2.594.270	0	-242.154
loans and financing receivables	5.171.426	3.679.863	3.662.208	2.398.790
Acquisition of fixed assets	-5.794	-4.869	-1.230.181	-1.691.089
Acquisition of intangible assets	0	0	-70.317	-79.076
Acquisition of concession assets	0	0	-1.691.177	-1.910.773
Acquisition / capital investment in equity	-173.700	-581.294	-1.794.246	-3.272.685
Advance concession for future capital increase	-63.279	-950.590	-110.124	-622.688
Investment sale in shareholdings	1.078.638	0	1.082.002	0
Net cash flow in the acquisition of investees	0	0	-1.798	0
Other	0	0	70.035	-54.131
Net cash from investing activities	4.120.189	-451.160	-83.598	-5.473.806

Net decrese in cash and cash equivalents for the year	151.033	-681.426	296.397	-898.118

Cash and cash equivalents at beginning of year	10.293	691.719	495.855	1.393.973
Cash and cash equivalents at end of year	161.326	10.293	792.252	495.855
	151.033	-681.426	296.397	-898.118